FORM 5 [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and address of Reporting Person* Pfeffer, Matthew J.	2. Issuer Name and Ticker or Trading Symbol Cell Genesys, Inc. (CEGE)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
(Last) (First) (Middle) c/o: Cell Genesys, Inc. 342 Lakeside Drive (Street) Foster City, California 94404 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year December 2002 5. If Amendment, Date of Original (Month/Year)

      Director            10% Owner
X     Officer (give title below)           Other (specify below)
   Vice President and Chief Financial Officer

7.    Individual or Joint/Group Filing (Check applicable line)
X     Form Filed by One Reporting Person
      Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date	2A. Deemed Execution Date, if any	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End	6. Ownership Form: Direct (D) or	7. Nature of Indirect Beneficial
	(Month/Day/Year)	(Month/Day/Year)		Amount	(A) or (D)	Price	of Issuer's Fiscal Year (Instr. 3 and 4)	Indirect (I) (Instr. 4)	Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*    If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End 0f Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Incentive Stock Option (right to buy) (1)	$15.42	02/07/2002		A	6,104		(2)	02/07/2012	Common Stock	6,104		6,104	D
Non-Qualified Stock Option (right to buy) (1)	$15.42	02/07/2002		A	16,396		(2)	02/07/2012	Common Stock	16,396		16,396	D

Explanation of Responses:
(1) Stock option granted pursuant to the Cell Genesys, Inc. 1998 Incentive Stock
Plan which satisfies the requirements of Rule 16b-3. (2) Vesting: 1/48 per month, starting from 1st day of the year the option was granted.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff.(a)	/s/ Matthew J. Pfeffer Matthew J. Pfeffer **Signature of Reporting Person	January 31, 2003 Date

©    H.J. Meyer Consulting October 31, 2002